SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 11)

TF FINANCIAL CORPORATION
(Name of Issuer)

Common Stock $0.10 Par Value Per Share
(Title of Class of Securities)

872391 10 7
(CUSIP Number)

December 22, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(Continued on following pages)
Page 1 of 5 pages

CUSIP No. 872391 10 7	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Stranford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) G (b) G N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 122,913 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 133,551 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,551 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

TF Financial Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(a). Name of Person Filing:

John R. Stranford

Item 2(b). Address of Principal Business Office or, if None, Residence:

3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, $0.10 par value per share.

Item 2(e). CUSIP Number:

872391 10 7

Item 3.

Not Applicable.

Item 4. Ownership:

The following information relates to Mr. Stranford’s ownership as of December 31, 2010.

(a)           Amount beneficially owned:

133,551 shares

(b)           Percent of Class:

4.97%

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
122,913 shares

(ii)	Shared power to vote or to direct the vote
0 shares

(iii)	Sole power to dispose or to direct the disposition of
133,551 shares

(iv)	Shared power to dispose or to direct the disposition of
0 shares

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.     ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	February 3, 2011	/s/ John R. Stranford
John R. Stranford